Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

RESIGNATION OF JOINT COMPANY SECRETARY

The board of directors (the “Board”) of Tuya Inc. (the “Company”) hereby announces that Mr. Chai Xiaolang (柴曉浪) (“Mr. Chai”) resigned as a joint company secretary of the Company in order to devote his time on his other business engagement and personal commitments with effect from October 10, 2025.

Mr. Chai has confirmed that he has no disagreement with the Board and the Company, and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Board expresses its sincere gratitude to Mr. Chai for his contributions to the Group during his term of office.

Upon the resignation of Mr. Chai, Ms. Tang King Yin (鄧景賢), another joint company secretary of the Company who meets the requirements of a company secretary under Rule 3.28 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, will remain and act as the company secretary of the Company.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, October 10, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

* For identification purposes only